(212) 474-1876

December 3, 2010

Crucell N.V.
Schedule TO-T filed on November 12, 2010
Filed by JJC Acquisition Company B.V. and Johnson & Johnson
File No. 005-51066

Dear Ms. Chalk:

On behalf of Johnson & Johnson and JJC Acquisition Company B.V. (“JJC Acquisition” and, together with Johnson & Johnson, the “Filing Persons”), and in response to discussions we have had with you regarding the above-referenced matter, we are writing to supplement our letter to you dated November 30, 2010 (“Response Letter”), which sets forth our responses to certain comments of the Staff contained in the letter dated November 23, 2010, providing comments to the Schedule TO filed by the Filing Persons with the Commission on November 12, 2010 (the “Schedule TO”) in connection with the proposed tender offer (the “Offer”) by JJC Acquisition for all of the issued and outstanding shares in Crucell N.V. (“Crucell”).

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer Document filed as Exhibit 99(a)(1)(A) to the Schedule TO.

1.  We are supplementing our response to comment #1 in our Response Letter by confirming that we will include disclosure in the “Questions and Answers About the Offer and Granting Proxies” section of the Offer Document substantially in the form set forth below:

“Why is the Company convening both an Offer EGM and a Post Offer EGM?

The Offer EGM and the Post Offer EGM are separate meetings requiring separate shareholder action under Dutch law.  Dutch law requires that a company that is the subject of a tender offer convene an extraordinary general meeting of shareholders before the expiration of such offer in order to inform its shareholders of the terms and conditions of the offer.  The Offer EGM has been convened, therefore, to fulfill this Dutch legal requirement.  The Post Offer EGM is being convened because the Asset Sale pursuant to the Business Purchase Agreement, which may be pursued as the Post Closing Restructuring following consummation of the Offer, requires the approval of at least a majority of the issued and outstanding Shares of the Company.

Why is Shareholder action required at the Offer EGM?

At the Offer EGM, Shareholders will be asked to adopt, in accordance with the DCC, the Governance Resolutions, which will implement certain changes to the corporate governance structure of the Company.  These changes are customary in Dutch tender offer practice and, while adopted at the Offer EGM, will only become effective as of the Settlement Date.  The Governance Resolutions are necessary to permit the Offeror to exercise some modicum of control over Crucell during the period between the Settlement Date and the completion of the Post Closing Restructuring that will provide the Offeror full ownership of all of Crucell’s outstanding Shares and business.

Why are Shareholders being asked to grant Proxies relating to corporate action of Crucell that will follow consummation of the Offer?

As is customary in Dutch tender offer practice, corporate action of Crucell following consummation of the Offer is contemplated to provide the Offeror full ownership of all of Crucell’s outstanding Shares and business.  The most straight-forward manner in which the Offeror may acquire the outstanding shares of minority Shareholders following the closing of the Offer is through a Statutory Buy-Out. A Statutory Buy-Out, however, can only be initiated if the Offeror acquires at least 95% of the issued and outstanding share capital of Crucell.  If the Offeror acquires less than 95% of the issued and outstanding share capital of Crucell, it must effectuate some other post-Offer restructuring to acquire full ownership of all of Crucell’s outstanding Shares and business.  The Offeror and Crucell have agreed that the most feasible post-Offer restructuring alternative if a Statutory Buy-Out may not be initiated is the Asset Sale.  Under Dutch law, shareholder approval is required to pursue any post-Offer restructuring other than a Statutory Buy-Out, including the Asset Sale.  Specifically, pursuant to clause 2:107a of the DCC, shareholders have the authority, at an extraordinary general meeting of shareholders, to approve board decisions concerning a significant change of identity or character of a company or business, such as transfers of the entire business to a third party, as is contemplated by the Asset Sale.  If the Asset Sale is pursued (i.e., because the Offeror has not acquired sufficient shares to initiate a Statutory Buy-Out), the Post Offer EGM must be convened to approve the resolution of the Crucell Management Board approved by the Crucell Supervisory Board to enter into the Asset Sale.”

2.  We are supplementing our response to comment #8 in our Response Letter by acknowledging that, in connection with the potential reduction of the minimum tender condition from 95% to 80% as contemplated by the terms of the Merger Agreement, we intend to comply with the conditions described under the heading “Terminating Withdrawal Rights Immediately After Reducing or Waiving a Minimum Acceptance Condition” in Release No. 33-8957 (September 19, 2008) (the “Interpretative Release”).  We specifically note that, with respect to the condition in the Interpretative Release requiring that “the Offer must remain open for at least five business days after the waiver or reduction of the minimum acceptance condition”, the Offeror has contractually agreed, pursuant to the terms of the Merger Agreement (and as disclosed in the Offer Document), to provide a Subsequent Offering Period to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares following the Acceptance Period under the same terms and conditions applicable to the Offer.  The Offeror confirms that it will hold such Subsequent Offering Period open for a period of not less than five business days to satisfy such condition.

3.  We are supplementing our response to comment #9 in our Response Letter by:

(A) replacing the last paragraph of Section 5.10 of the Offer Document with the following:

“If the Offeror elects to pursue the Asset Sale described in Section 7.15 (Post Closing Restructuring and Future Legal Structure), and a Shareholder did not tender its Shares in the Offer, such Shareholder will receive the same amount of cash per Share that it would have received had it tendered its Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes. The withholding taxes and other taxes, if any, imposed on such Shareholder may be different from, and possibly greater than, the taxes imposed upon a Shareholder that tenders its Shares in the Offer. Consequently, if the Asset Sale is pursued, the net amount received by a Shareholder for Shares that are not tendered in the Offer (and who remains a Shareholder of Crucell up to and including the time of the Asset Sale and any subsequent liquidation) will depend upon such Shareholder’s individual tax circumstances and the amount of any required withholding or other taxes, as further described in Section 12.1.6 (Asset Sale Pursuant to the Business Purchase Agreement).”

  (B) replacing the fourth paragraph of Section 7.15.3 of the Offer Document with the following:

The purchase price payable to Crucell under the Business Purchase Agreement shall be an amount equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares issued and outstanding immediately prior to completion of the Asset Sale without interest and subject to dividend withholding or other taxes. The withholding taxes and other taxes, if any, imposed on such Shareholder may be different from, and possibly greater than, the taxes imposed upon a Shareholder that tenders its Shares in the Offer. Consequently, if the Asset Sale is pursued, the net amount received by a Shareholder for Shares that are not tendered in the Offer (and who remains a Shareholder of Crucell up to and including the time of the Asset Sale and any subsequent liquidation) will depend upon such Shareholder’s individual tax circumstances and the amount of any required withholding or other taxes, as further described in Section 12.1.6 (Asset Sale Pursuant to the Business Purchase Agreement). The Business Purchase Agreement provides that the Offeror shall procure, if necessary by making adjustments to the purchase price, that the purchase price payable to Crucell shall be sufficient to pay out EUR 24.75 per Share to the Shareholders per issued and outstanding Share, without interest and subject to dividend withholding or other taxes, if any. The Crucell Boards received financial adviser opinions, based upon and subject to the assumptions, factors and qualifications set forth therein, as to the fairness, from a financial point of view and as of 5 October 2010, to Crucell of the purchase price payable to Crucell in the Asset Sale.”

4.  We are supplementing our response to comment #12 in our Response Letter as follows:

Johnson & Johnson notes that in Section 10.2 (Prospective Financial Information) of Crucell’s Shareholders’ Circular (which constitutes a part of the Solicitation/Recommendation Statement of Crucell on Schedule 14D-9), Crucell has provided its shareholders with summary financial projections for the fiscal years 2011 through 2015.  At the outset of Johnson & Johnson’s due diligence review, in June of 2010, Crucell provided Johnson & Johnson with a set of financial projections for the same periods and also for a longer range into the future (the financial projections for the longer range into the future, the “Longer Range Projections”).  The Longer Range Projections covered multiple years well into the future (over 10 years into the future), and by their nature are inherently speculative and unreliable.  In addition, the Longer Range Projections relate to products that are currently in the development stage by Crucell and have not yet been introduced into the market, and given the risks and uncertainties related to the research, clinical testing and commercialization of development-stage products, Johnson & Johnson believes that any forecasts prepared by Crucell for products in development constitute nothing more than speculation.  Accordingly, in light of the foregoing, Johnson & Johnson did not rely on the Longer Range Projections and does not believe that such additional information is material to Crucell shareholders.

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If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,

/s/ Damien R. Zoubek

Damien R. Zoubek

Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Copy to:

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS